SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 23, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Mobile Communications Announces New Operational Structure And Reduction In Workforce.

August 23, 2012
Sony Corporation

SONY MOBILE COMMUNICATIONS ANNOUNCES NEW OPERATIONAL
STRUCTURE AND REDUCTION IN WORKFORCE

London, August 23, 2012 -- Sony Mobile Communications AB, a consolidated subsidiary of Sony Corporation, made the announcement noted above. For further detail, please refer to the attached press release.

Sony is evaluating the actual impact of this workforce reduction on its consolidated results for the fiscal year ending March 31, 2013, but no material impact is currently anticipated.

Press Release

Sony Mobile Communications Announces New Operational Structure and Reduction in Workforce

LONDON, UK – August 23, 2012 – Sony Mobile Communications AB (“Sony Mobile”) today announced that it is altering the global operational structure of its development sites in Tokyo, Japan, Lund, Sweden and Beijing, China. In October 2012, Sony Mobile will move its corporate headquarters and certain other functions from Lund, Sweden, to Tokyo, Japan. Sony Mobile has also redefined the roles and responsibilities of each major development site to leverage the strengths of each respective site. These measures aim to enhance operational and development capabilities of Sony Mobile such as time to market efficiency, streamline supply chain management and drive greater integration with the wider Sony group.

“Sony has identified the mobile business as one of its core businesses and the Xperia™ smartphone portfolio continues to gain momentum with customers and consumers worldwide,” said Kunimasa Suzuki, President and CEO of Sony Mobile.  “We are accelerating the integration and convergence with the wider Sony group to continue enhancing our offerings, and a more focused and efficient operational structure will help to reduce Sony Mobile’s costs, enhance time to market efficiency and bring the business back to a place of strength.”

In relation to the operational structure changes, Sony Mobile plans to reduce its global headcount by approximately 15 percent (approximately 1000 personnel, including consultants) throughout the financial years of 2012 and 2013 (i.e. by the end of March 2014) as the company seeks to increase operational efficiency, reduce costs and drive profitable growth.

Today Sony Mobile filed a redundancy notification (“varsel”) with the Swedish authorities to notify them that the company expects around 650 employees across a number of functions at Sony Mobile in Lund to be affected by job closures.  The remaining headcount reductions will be primarily consultants in Sweden. Lund will continue to be an important strategic site for Sony Mobile, with the main focus on software and application development.

Sony Mobile is a wholly-owned subsidiary of Sony Corporation, following Sony Corporation’s acquisition of Telefonaktiebolaget LM Ericsson’s 50% stake in Sony Ericsson Mobile Communications AB, completed on February 15, 2012.

– ENDS –

“Sony” is a trademark of Sony Corporation. “Xperia” is a trademark of Sony Mobile Communications. All other trademarks or registered trademarks are the property of their respective owners.

For more information, images and videos please visit: pressreleases.sonymobile.com

About Sony Mobile Communications
Sony Mobile Communications is a subsidiary of Tokyo-based Sony Corporation, a leading global innovator of audio, video, game, communications, key device and information technology products for both the consumer and professional markets. With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world. Through its Xperia™ smartphone portfolio, Sony Mobile Communications delivers the best of Sony technology, premium content and services, and easy connectivity to Sony’s world of networked entertainment experiences. For more information:
www.sonymobile.com